2007 Annual Shareholder Meeting

The Fund’s 2007 annual meeting of shareholders (“Annual Meeting”) was held on May 31, 2007, for the following purposes:

1.	To elect a Board of five (5) Directors.

2.	To ratify or reject the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2007.

3.	To approve the Investment Advisory Agreement between the Fund and Sims Capital Management LLC.

The following directors were elected under Proposal 1: Robert M. Bilkie, Jr., Carl A. Holth, Peggy L. Schmeltz, Luke E. Sims, and Benedict J. Smith. Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public for the 2007 calendar year. Under Proposal 3, the shareholders approved the Investment Advisory Agreement between the Fund and its new investment advisor.

Tabulation Report

Proposal 1 – Election of Directors

	For	Against	Abstain	Withheld
Robert M. Bilkie, Jr.	1,927,529		121,726
Carl A. Holth	1,917,994		131,261
Peggy L. Schmeltz	1,907,857		141,398
Luke E. Sims	1,903,176		146,079
Benedict J. Smith	1,899,039		150,216

Proposal 2 – Selection of Plante & Moran, PLLC

For	Against	Abstain	Withheld
1,909,866	91,928	24,288

Proposal 3 – Approval of new Investment Advisory Agreement

For	Against	Abstain	Withheld
1,401,249	112,801	46,954

Total shares issued and outstanding on record date: 2,792,336